Exhibit 99.1

Globus Maritime Limited Announces Agreements to Purchase Two Vessels

October 24, 2024 - Glyfada, Greece - Globus Maritime Limited (the “Company” or “Globus”) (NASDAQ: GLBS) announced today that it has signed, through two separate wholly owned subsidiaries, memoranda of agreement to acquire two Kamsarmax scrubber outfitted dry bulk vessels (the “Vessels”). One of the Vessels is a 2016-built dry bulk vessel with a carrying capacity of approximately 81,119 dwt and has a purchase price of $27.5 million, and the other Vessel is a 2014-built dry bulk vessel with a carrying capacity of approximately 81,817 dwt and has a purchase price of $26.5 million, in each case subject to standard adjustments. An aggregate of $18.0 million of the purchase price for the 2016-built Vessel will be paid upon its delivery (including the deposit), and the remaining balance is to be paid in one lump sum without interest no later than one year after the date of the relevant memorandum of agreement. An aggregate of $17.0 million of the purchase price for the 2014-built Vessel will be paid upon its delivery (including the deposit), and the remaining balance is to be paid in one lump sum without interest no later than one year after the date of the relevant memorandum of agreement.

Each Vessel is owned and agreed to be sold by an entity controlled by the Chairman of the Board of Directors and to which the Chief Executive Officer is also related, and accordingly the purchase of each Vessel was approved by a committee of the Board of Directors of the Company comprised solely of independent directors, as well as unanimously by the Company’s Board of Directors.

Each Vessel is expected to be delivered to the Company during the fourth quarter of 2024 and is subject to standard closing conditions and requirements. It is expected that the portion of the purchase price to be paid at the delivery will be funded entirely with cash on hand. The purchase price of each Vessel was based on independent third-party broker valuations.

Following the successful delivery of both vessels the Company’s fleet will comprise of ten dry bulk carriers with a total carrying capacity of approximately 734,249 dwt.

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns (or charters through finance leases), operates and manages a fleet of dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’ subsidiaries own or charter in and operate eight vessels (not including the Vessels), with a total carrying capacity of 571,313 dwt and a weighted average age of 7.2 years as of October 24, 2024.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it files from time to time with the Securities and Exchange Commission.

For further information please contact:

Globus Maritime Limited +30 210 960 8300	Capital Link – New York +1 212 661 7566
Athanasios Feidakis, CEO	Nicolas Bornozis globus@capitallink.com
a.g.feidakis@globusmaritime.gr